SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

         _X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

         For the fiscal year ended  DECEMBER 31, 1997

                                       Or

             Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         (NO FEE REQUIRED)

         For the transition period from ________________  to  _________________

         Commission file number: 1-11794



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below EWB RETIREMENT PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office E.W. BLANCH HOLDINGS, INC., 500 N. AKARD, DALLAS, TEXAS 75201

                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             EWB RETIREMENT PLAN
                                             -----------------------------------
                                                     (Name of Plan)

Date  JULY 14, 1998                       By  /s/ IAN DAVID PACKER
     --------------------------------        -----------------------------------
                                                      (Signature)

                                                  IAN DAVID PACKER
                                             -----------------------------------
                                                      (Print Name)

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                               EWB RETIREMENT PLAN

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                               EWB Retirement Plan

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements and Schedules

Statement of Net Assets Available for Benefits.................................3
Statement of Changes in Net Assets Available for Benefits......................5
Statement of Net Assets Available for Benefits.................................7
Statement of Changes in Net Assets Available for Benefits......................9
Notes to Financial Statements.................................................11
Item 27(a) - Schedule of Assets Held for Investment Purposes..................16
Item 27(d) - Schedule of Reportable Transactions..............................22

                         Report of Independent Auditors


The Board of Directors
EWB Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the EWB (formerly E. W. Blanch Co.) Retirement Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Piper Trust Company, the trustee of the Plan for the year ended December 31, 1996, and transactions in those assets were excluded from the scope of our audit of the Plan's 1996 financial statements, except for comparing the information provided by the trustee, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1996. The form and content of the information included in the 1996 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the EWB Retirement Plan as of December 31, 1997, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the EWB Retirement Plan as of December 31, 1997, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1997, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota
July 9, 1998

                               EWB Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1997

                                      TWENTIETH        TWENTIETH         AMERICAN         AMERICAN
                                       CENTURY          CENTURY          CENTURY           CENTURY
                                        ULTRA            VISTA           BALANCED           VALUE
                                         FUND            FUND              FUND             FUND
                                    -----------------------------------------------------------------
ASSETS
Investments at fair value:
   Mutual funds                        $120,982         $37,473         $3,787,075         $211,504
   EWBH common stock                          -               -                  -                -
   Self-directed funds:
     Mutual funds                             -               -                  -                -
     Bonds                                    -               -                  -                -
     Common stocks                            -               -                  -                -
     Preferred stocks                         -               -                  -                -
     U.S. government obligations              -               -                  -                -
     International equities                   -               -                  -                -
   Participant loans                          -               -                  -                -
                                    -----------------------------------------------------------------
   Total investments                    120,982          37,473          3,787,075          211,504

Employer contribution receivable          8,708           3,815            101,611            8,717
Participant contribution receivable         932             261              4,112              793
                                    -----------------------------------------------------------------
Total assets                            130,622          41,549          3,892,798          221,014
                                    -----------------------------------------------------------------

LIABILITIES
Accrued benefit payments                      -               -                  -                -
                                    =================================================================
Net assets available for benefits      $130,622         $41,549         $3,892,798         $221,014
                                    =================================================================

SEE ACCOMPANYING NOTES.

                 TWENTIETH
   TWENTIETH      CENTURY     STRATEGIC    STRATEGIC    STRATEGIC     BENHAM     SCOUT I              PUTNAM
 CENTURY INT'L     INT'L     ALLOCATION:  ALLOCATION:  ALLOCATION:  PRIME MONEY   MONEY   BENHAM       NEW
    GROWTH       DISCOVERY  CONSERVATIVE   MODERATE    AGGRESSIVE     MARKET     MARKET    GNMA    OPPORTUNITIES   JANUS
     FUND          FUND         FUND         FUND         FUND         FUND       FUND     FUND        FUND        FUND
-----------------------------------------------------------------------------------------------------------------------------
   $2,142,889     $111,092      $46,327     $20,982     $38,505     $869,163     $4,726  $596,560   $7,331,752  $6,564,207
            -            -            -           -           -            -          -         -            -           -

            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
            -            -            -           -           -            -          -         -            -           -
-----------------------------------------------------------------------------------------------------------------------------
    2,142,889      111,092       46,327      20,982      38,505      869,163      4,726   596,560    7,331,752   6,564,207

       84,171        9,372          503       1,480       3,652      104,967          -    22,273      317,670     240,259
        4,707          823            -         136         284        1,497          -     1,228       15,756      12,897
-----------------------------------------------------------------------------------------------------------------------------
    2,231,767      121,287       46,830      22,598      42,441      975,627      4,726   620,061    7,665,178   6,817,363
-----------------------------------------------------------------------------------------------------------------------------


            -            -            -           -           -            -          -         -            -           -
-----------------------------------------------------------------------------------------------------------------------------
   $2,231,767     $121,287      $46,830     $22,598     $42,441     $975,627     $4,726  $620,061   $7,665,178  $6,817,363
=============================================================================================================================



                       [WIDE TABLE CONTINUED FROM ABOVE]


 BARCLAYS   UNRESTRICTED     RESTRICTED
  EQUITY        EWBH            EWBH          SELF-    PARTICIPANT
  INDEX         STOCK          STOCK        DIRECTED       LOAN
   FUND         FUND            FUND          FUND         FUND          TOTAL
-----------------------------------------------------------------------------------
 $229,661     $        -     $        -    $        -   $        -   $22,112,898
        -      6,048,578        129,737             -            -     6,178,315

        -              -              -     1,827,229            -     1,827,229
        -              -              -         8,000            -         8,000
        -              -              -     2,866,165            -     2,866,165
        -              -              -        26,250            -        26,250
        -              -              -       231,653            -       231,653
        -              -              -       466,912            -       466,912
        -              -              -             -    1,009,801     1,009,801
-----------------------------------------------------------------------------------
  229,661      6,048,578        129,737     5,426,209    1,009,801    34,727,223

   12,543              -      1,114,285             -            -     2,034,026
      652              -          4,467             -            -        48,545
-----------------------------------------------------------------------------------
  242,856      6,048,578      1,248,489     5,426,209    1,009,801    36,809,794
-----------------------------------------------------------------------------------


        -         33,832              -             -            -        33,832
-----------------------------------------------------------------------------------
 $242,856     $6,014,746     $1,248,489    $5,426,209   $1,009,801   $36,775,962
===================================================================================


                               EWB Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1997

                                             PJIT
                                         INSTITUTIONAL    VANGUARD      FIDELITY                   TWENTIETH     TWENTIETH
                                             MONEY          FIXED         ASSET       VANGUARD      CENTURY       CENTURY
                                             MARKET        INCOME       MANAGER     INTERNATIONAL     ULTRA         VISTA
                                              FUND          FUND          FUND          FUND          FUND          FUND
                                        -------------------------------------------------------------------------------------
Net assets available for benefits at
   beginning of year                       $1,196,511     $483,380     $3,386,342    $1,673,285     $      -      $     -

Additions:
   Employer contributions                           -            -              -             -        8,708        3,815
   Voluntary employee contributions                 -            -              -             -       14,723        5,621
   Employee rollover from other plans               -            -              -             -        7,913        7,377
                                        -------------------------------------------------------------------------------------
Total contributions                                 -            -              -             -       31,344       16,813

Net (depreciation) appreciation in fair
   value of investments                             -            -              -             -      (19,767)      (1,519)
Interest and dividends                            153          185            249            83       24,805        2,278
                                        -------------------------------------------------------------------------------------
Net investment income                             153          185            249            83        5,038          759

Deductions:
   Benefit payments                                 -            -              -             -            -            -
   Administrative expenses                          -            -              -             -         (278)        (135)
   Life insurance premiums                          -            -              -             -            -            -
                                        -------------------------------------------------------------------------------------
                                                    -            -              -             -         (278)        (135)

Interfund transfers                        (1,196,664)    (483,565)    (3,386,591)   (1,673,368)      94,518       24,112
                                        -------------------------------------------------------------------------------------
(Decrease) increase in net assets
   available for benefits                  (1,196,511)    (483,380)    (3,386,342)   (1,673,285)     130,622       41,549
                                        -------------------------------------------------------------------------------------
Net assets available for benefits at
   end of year                             $        -     $      -     $        -    $        -     $130,622      $41,549
                                        =====================================================================================

SEE ACCOMPANYING NOTES.

                         TWENTIETH   TWENTIETH                                          BENHAM
 AMERICAN    AMERICAN     CENTURY     CENTURY     STRATEGIC    STRATEGIC    STRATEGIC    PRIME    SCOUT I
  CENTURY     CENTURY      INT'L       INT'L     ALLOCATION:  ALLOCATION:  ALLOCATION:   MONEY     MONEY     BENHAM
 BALANCED      VALUE       GROWTH    DISCOVERY  CONSERVATIVE   MODERATE    AGGRESSIVE   MARKET    MARKET      GNMA
   FUND        FUND         FUND        FUND        FUND         FUND         FUND       FUND      FUND       FUND
----------------------------------------------------------------------------------------------------------------------
$        -   $      -   $        -    $     -      $    -      $    -        $     -  $       -    $    -    $      -


   101,611      8,717       84,171       9,372         503       1,480         3,652     104,967        -      22,273
   200,351     13,730      181,260      13,777          68       2,290         5,377     131,166        -      44,319
    96,785      3,468        3,890      12,222      65,019         342         9,237      34,769        -       1,762
----------------------------------------------------------------------------------------------------------------------
   398,747     25,915      269,321      35,371      65,590       4,112        18,266     270,902        -      68,354


   215,400     (6,382)      73,090      (5,617)     (1,719)      1,087         2,550           -        -      11,670
   380,279     32,981      294,447       6,246       3,573       1,141         1,814      66,857        -      42,328
----------------------------------------------------------------------------------------------------------------------
   595,679     26,599      367,537         629       1,854       2,228         4,364      66,857        -      53,998


  (327,559)      (449)     (79,546)          -           -      (8,069)            -    (818,864)       -     (42,323)
    (5,560)      (320)      (4,525)          -         (22)        (60)         (176)     (3,749)       -      (1,649)
    (3,624)         -       (2,058)          -           -           -             -     (21,523)       -        (386)
----------------------------------------------------------------------------------------------------------------------
  (336,743)      (769)     (86,129)          -         (22)     (8,129)         (176)   (844,136)       -     (44,358)

 3,235,115    169,269    1,681,038      85,287     (20,592)     24,387        19,987   1,482,004    4,726     542,067
----------------------------------------------------------------------------------------------------------------------

 3,892,798    221,014    2,231,767     121,287      46,830      22,598        42,441     975,627    4,726     620,061
----------------------------------------------------------------------------------------------------------------------

$3,892,798   $221,014   $2,231,767    $121,287     $46,830     $22,598       $42,441  $  975,627   $4,726    $620,061
======================================================================================================================



                       [WIDE TABLE CONTINUED FROM ABOVE]


    PUTNAM                  BARCLAYS   UNRESTRICTED  RESTRICTED
     NEW                     EQUITY       EWBH         EWBH        SELF-     PARTICIPANT  UNALLOCATED
 OPPORTUNITIES    JANUS       INDEX       STOCK        STOCK      DIRECTED      LOAN        EMPLOYER
     FUND         FUND        FUND        FUND         FUND         FUND        FUND      CONTRIBUTION     TOTAL
--------------------------------------------------------------------------------------------------------------------
 $6,029,868    $5,315,876    $      -   $2,485,198   $1,063,801  $4,403,960  $  963,147     $258,574   $27,259,942


    317,670       240,259      12,543            -    1,114,285           -           -             -    2,034,026
    629,658       470,414      11,856            -      173,735           -           -             -    1,898,345
     45,812        21,855       2,692       21,169            -           -           -             -      334,312
--------------------------------------------------------------------------------------------------------------------
    993,140       732,528      27,091       21,169    1,288,020           -           -             -    4,266,683


  1,255,551       141,950      35,836    2,533,181       26,388     851,148           -             -    5,112,847
    163,118     1,091,323       1,234       59,157        6,610     162,180      84,534             -    2,425,575
--------------------------------------------------------------------------------------------------------------------
  1,418,669     1,233,273      37,070    2,592,338       32,998   1,013,328      84,534             -    7,538,422


   (327,838)     (282,519)       (514)    (217,769)     (25,287)    (21,888)    (53,900)            -   (2,206,525)
    (17,466)      (12,052)       (315)      (1,036)        (203)       (272)          -             -      (47,818)
     (3,349)       (3,305)          -         (497)           -           -           -             -      (34,742)
--------------------------------------------------------------------------------------------------------------------
   (348,653)     (297,876)       (829)    (219,302)     (25,490)    (22,160)    (53,900)            -   (2,289,085)

   (427,846)     (166,438)    179,524    1,135,343   (1,110,840)     31,081      16,020      (258,574)           -
--------------------------------------------------------------------------------------------------------------------

  1,635,310     1,501,487     242,856    3,529,548      184,688   1,022,249      46,654      (258,574)   9,516,020
--------------------------------------------------------------------------------------------------------------------

 $7,665,178    $6,817,363    $242,856   $6,014,746   $1,248,489  $5,426,209  $1,009,801     $       -  $36,775,962
====================================================================================================================


                               EWB Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1996

                                         PJIT
                                     INSTITUTIONAL       VANGUARD         FIDELITY
                                        MONEY             FIXED            ASSET
                                        MARKET            INCOME           MANAGER            JANUS
                                         FUND              FUND             FUND              FUND
                                   --------------------------------------------------------------------
ASSETS
Investments, at fair value:
   Mutual funds                       $1,187,025         $502,180        $3,525,156        $5,146,356
   Common stock                                -                -                 -                 -
   Self-directed funds:
     Mutual funds                              -                -                 -                 -
     Bonds                                     -                -                 -                 -
     Common stocks                             -                -                 -                 -
     Preferred stocks                          -                -                 -                 -
     U.S. government obligations               -                -                 -                 -
     International equities                    -                -                 -                 -
     Other                                     -                -                 -                 -
   Participant loans                           -                -                 -                 -
                                   --------------------------------------------------------------------
Total investments                      1,187,025          502,180         3,525,156         5,146,356

Accrued investment income                  4,347            4,903                 7                26
                                   --------------------------------------------------------------------
                                       1,191,372          507,083         3,525,163         5,146,382

Employer contribution receivable               -                -                 -           219,636
Due from other funds                      10,104                -                 -                 -
Other                                         92              222               269               328
                                   --------------------------------------------------------------------
Total assets                           1,201,568          507,305         3,525,432         5,366,346
                                   --------------------------------------------------------------------

LIABILITIES
Accrued benefit payments                  (5,057)          (3,913)          (49,868)          (38,943)
Due to other funds                             -          (20,012)          (89,222)          (11,527)
                                   --------------------------------------------------------------------
Total liabilities                         (5,057)         (23,925)         (139,090)          (50,470)
                                   --------------------------------------------------------------------
Net assets available for benefits     $1,196,511         $483,380        $3,386,342        $5,315,876
                                   ====================================================================

SEE ACCOMPANYING NOTES.

      PUTNAM                      UNRESTRICTED    RESTRICTED
       NEW            VANGUARD         EWB            EWB           SELF-       PARTICIPANT     UNALLOCATED
  OPPORTUNITIES    INTERNATIONAL      STOCK          STOCK        DIRECTED         LOAN           EMPLOYER
       FUND            FUND           FUND           FUND           FUND           FUND         CONTRIBUTION       TOTAL
----------------------------------------------------------------------------------------------------------------------------


    $5,623,672      $1,722,359     $        -     $        -     $        -       $      -       $      -       $17,706,748
             -               -      2,514,436         72,494              -              -              -         2,586,930

             -               -              -              -      1,892,465              -              -         1,892,465
             -               -              -              -        141,668              -              -           141,668
             -               -              -              -      1,321,347              -              -         1,321,347
             -               -              -              -         25,375              -              -            25,375
             -               -              -              -        384,658              -              -           384,658
             -               -              -              -        517,817              -              -           517,817
             -               -              -              -         50,929              -              -            50,929
             -               -              -              -          6,577        964,647              -           971,224
----------------------------------------------------------------------------------------------------------------------------
     5,623,672       1,722,359      2,514,436         72,494      4,340,836        964,647              -        25,599,161

            89               7             83             17         17,960              -              -            27,439
----------------------------------------------------------------------------------------------------------------------------
     5,623,761       1,722,366      2,514,519         72,511      4,358,796        964,647              -        25,626,600

       299,996               -              -        991,924         45,164              -        258,574         1,815,294
       163,836               -              -          1,164              -              -              -           175,104
           406              (9)           148              -              -         (1,500)             -               (44)
----------------------------------------------------------------------------------------------------------------------------
     6,087,999       1,722,357      2,514,667      1,065,599      4,403,960        963,147        258,574        27,616,954
----------------------------------------------------------------------------------------------------------------------------


       (58,131)        (11,512)       (12,686)        (1,798)             -              -              -          (181,908)
             -         (37,560)       (16,783)             -              -              -              -          (175,104)
----------------------------------------------------------------------------------------------------------------------------
       (58,131)        (49,072)       (29,469)        (1,798)             -              -              -          (357,012
----------------------------------------------------------------------------------------------------------------------------
    $6,029,868      $1,673,285     $2,485,198     $1,063,801     $4,403,960       $963,147       $258,574       $27,259,942
============================================================================================================================


                               EWB Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1996

                                                               PJIT
                                                           INSTITUTIONAL    VANGUARD       FIDELITY
                                                              MONEY           FIXED          ASSET
                                                              MARKET         INCOME         MANAGER        JANUS
                                                               FUND           FUND           FUND           FUND
                                                         ------------------------------------------------------------
Net assets available for benefits at beginning of year      $  961,850     $1,198,186     $3,645,737     $3,657,018

Additions:
   Employer contributions                                            -              -              -        219,636
   Voluntary employee contributions                             49,865         67,602        233,896        350,670
   Employee rollover from other plans                              119          2,693         29,218         85,855
   Transfer from the George Companies Profit Sharing
     and Retirement Plan                                       380,938         89,921        137,326        209,848
   Transfer from the InsGroup Services Company Profit
     Sharing Plan                                               12,345              -              -         13,383
                                                         ------------------------------------------------------------
   Total contributions                                         443,267        160,216        400,440        879,392

Net (depreciation) appreciation in fair value of
   investments                                                       -        (23,890)       322,260        642,375
Interest and dividends                                          59,082         83,113        156,322        167,442
                                                         ------------------------------------------------------------
Net investment income                                           59,082         59,223        478,582        809,817

Deductions:
   Benefit payments                                           (306,470)      (387,220)      (379,405)      (489,144)
   Administrative expenses                                      (4,474)        (4,733)       (16,678)       (19,787)
   Life insurance premiums                                        (216)        (1,059)        (3,738)        (3,897)
                                                         ------------------------------------------------------------
                                                              (311,160)      (393,012)      (399,821)      (512,828)

Interfund transfers                                             43,472       (541,233)      (738,596)       482,477
                                                         ------------------------------------------------------------
Increase (decrease) in net assets available for benefits       234,661       (714,806)      (259,395)     1,658,858
                                                         ------------------------------------------------------------
Net assets available for benefits at end of year            $1,196,511     $  483,380     $3,386,342     $5,315,876
                                                         ============================================================

SEE ACCOMPANYING NOTES.

      PUTNAM                       UNRESTRICTED     RESTRICTED
        NEW           VANGUARD         EWBH            EWBH            SELF-        PARTICIPANT    UNALLOCATED
   OPPORTUNITIES   INTERNATIONAL       STOCK           STOCK          DIRECTED         LOAN          EMPLOYER
       FUND            FUND            FUND            FUND            FUND            FUND        CONTRIBUTION       TOTAL
--------------------------------------------------------------------------------------------------------------------------------
    $3,842,286      $1,862,564      $2,263,486     $  715,578       $4,612,993       $702,755       $      -       $23,462,453


       299,996               -               -        991,924           45,164              -        258,574         1,815,294
       466,545         152,664               -        157,279           83,776              -              -         1,562,297
       172,597          36,014         149,296              -                -              -              -           475,792

       524,286          58,601          27,840              -           55,514         27,195              -         1,511,469

        38,030               -               -              -           10,294              -              -            74,052
--------------------------------------------------------------------------------------------------------------------------------
     1,501,454         247,279         177,136      1,149,203          194,748         27,195        258,574         5,438,904


       534,808         139,981        (334,343)         7,283          522,926              -              -         1,811,400
        26,514          56,954          56,556          8,920          155,014              -              -           769,917
--------------------------------------------------------------------------------------------------------------------------------
       561,322         196,935        (277,787)        16,203          677,940              -              -         2,581,317


      (616,849)       (458,383)       (283,553)       (41,110)      (1,060,616)       (57,424)             -        (4,080,174)
       (22,569)         (8,644)        (18,184)        (3,527)          (4,000)             -              -          (102,596)
        (6,464)         (2,637)           (673)             -          (21,278)             -              -           (39,962)
--------------------------------------------------------------------------------------------------------------------------------
      (645,882)       (469,664)       (302,410)       (44,637)      (1,085,894)       (57,424)             -        (4,222,732)

       770,688        (163,829)        624,773       (772,546)           4,173        290,621              -                 -
--------------------------------------------------------------------------------------------------------------------------------
     2,187,582        (189,279)        221,712        348,223         (209,033)       260,392        258,574         3,797,489
--------------------------------------------------------------------------------------------------------------------------------
    $6,029,868      $1,673,285      $2,485,198     $1,063,801       $4,403,960       $963,147       $258,574       $27,259,942
================================================================================================================================


                               EWB Retirement Plan

                          Notes to Financial Statements

                                December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the EWB (formerly E. W. Blanch Co.) Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which was established in September 1985. An employee becomes eligible to participate in the Plan on the January 1 following his or her employment date, provided employment has not been terminated prior to such date. An employee must complete a minimum of 1,000 hours of service during each Plan year and be employed on December 31 of that year to receive an employer contribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1996 and April 1, 1996, the George Companies Profit Sharing and Retirement Plan and the InsGroup Services Company Profit-Sharing Plan, respectively, were merged into the E. W. Blanch Co. Retirement Plan.

CONTRIBUTIONS

Eligible participants may enter into a Salary Reduction Agreement whereby a percentage of pretax compensation per payroll period may be withheld and contributed to the Plan. For the 1997 and 1996 Plan years, the maximum salary reduction that could be contributed to the Plan per participant could not exceed the lesser of 10% of pretax compensation or $9,500. Additionally, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

E. W. Blanch Holdings, Inc. (the Company) may make an annual contribution to all eligible participants' accounts equal to 7.5% of total base earnings. The Company may direct the trustee to invest up to 50% of the employer contribution in the Restricted EWBH Stock Fund, which is restricted from reallocation to other funds until after two full calendar quarters following the quarter in which the funds are contributed. This option was exercised for both the 1997 and 1996 contributions at the full 50%. The remainder of the employer contribution is allocated based on the participants' investment elections in effect at the end of the Plan year.

                               EWB Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Total contribution to a participant's account in any Plan year is limited to the lesser of $30,000 or 25% of the participant's total compensation.

The employer contribution declared for the 1996 plan year and paid in 1997 was directed to the investment funds available through American Century based on participants' investment elections for the 1997 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated employees' nonvested accounts are used to reduce future Company contributions. Nonvested accounts forfeited in 1997 and 1996 totaled $97,249 and $69,101, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. For participants hired on or after April 1, 1993, vesting in the Company contribution portion of their accounts plus actual earnings thereon occurs after five years of continuous service with at least 1,000 hours of service in each Plan year. Participants hired prior to April 1, 1993 are 100% vested in Company contributions.

Participants of plans merged into the EWB Retirement Plan during 1996 were immediately 100% vested with respect to employer contributions up to the date of merger. Vesting of subsequent employer contributions is subject to the five years of continuous service requirement.

                               EWB Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Other than the 50% of employer contributions initially directed to E. W. Blanch Holdings, Inc. (EWBH) stock, participants may direct 100% of all contributions in 5% increments to various mutual funds and E. W. Blanch Holdings, Inc. (EWBH) stock; the participant may also elect to self-direct such amounts to other investments, subject to certain restrictions.

Participants may change their investment options quarterly.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts an amount not to exceed 50% of the previous quarter's vested account balance up to a maximum loan of $50,000. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loans must be repaid within five years through either monthly payroll deductions of principal and interest or through direct remittance of the outstanding balance by the borrowing participant. Loans are secured by the balance in the participant's account and bear interest at rates comparable to rates charged by persons in the business of lending money.

PAYMENT OF BENEFITS

Upon termination of service, disability, or retirement, a participant will receive a lump-sum amount equal to the vested value of his or her account. In the case of retirement, the distribution may be delayed until some time after normal retirement age. In the event of death, the distribution will be made to a named beneficiary.

Prior to 1997, participants could invest in life insurance policies. Payments made by the trustee for premiums on such policies shall be considered to be distributions from the participant's account. The cash surrender value of these allocated insurance contracts is excluded from the net assets of the Plan.

                               EWB Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis. Investments of the Plan are valued at published market quotes or cost, which approximates fair market value, if there is no active market. Participant notes receivable are valued at cost which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 1996 amounts have been reclassified to conform to the 1997 presentation.

3. INVESTMENTS

The following investments represented more than 5% of the fair value of net assets available for benefits as of December 31:

                                                    1997             1996
                                                -----------------------------

   American Century Balanced Fund                $3,787,075       $        -
   Twentieth Century International Growth Fund    2,142,889                -
   Putnam New Opportunities Fund                  7,331,752        5,103,561
   Janus Fund                                     6,564,207        5,146,356
   PJIT Institutional Money Market Fund                   -        2,617,685
   Fidelity Asset Manager Fund                            -        3,515,282
   Vanguard International Fund                            -        1,716,352
   EWBH Stock                                     7,619,576        2,685,702

4. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                               EWB Retirement Plan

5. SERVICE PROVIDERS

Effective January 1, 1997, the Plan Sponsor appointed American Century to succeed Piper (Piper) Trust Company as the Plan's custodian.

American Century (formerly Piper) has been granted discretionary authority concerning purchases and sales of investments in the trust fund. Administrative expenses related to these service organizations are paid from the participants' accounts.

6. PARTY-IN-INTEREST TRANSACTIONS

The Plan engaged in transactions including the acquisition or disposition of units of participation in mutual funds of American Century, Piper and stock of
E. W. Blanch Holdings, Inc. which are each parties-in-interest with respect to the Plan.

7. TAX STATUS

The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                               EWB Retirement Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

                                                          SHARE OR                            CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST             VALUE
--------------------------------------------------------------------------------------------------------
Mutual Funds:
   Twentieth Century Ultra*                                  4,432        $   141,013       $   120,982
   Twentieth Century Vista*                                  3,017             39,152            37,473
   American Century Balanced*                              208,769          3,605,164         3,787,075
   American Century Value*                                  30,432            218,383           211,504
   Twentieth Century International Growth*                 261,647          2,099,333         2,142,889
   Twentieth Century International Discovery*               13,631            116,709           111,092
   Strategic Allocation: Conservative*                       8,741             48,093            46,327
   Strategic Allocation: Moderate*                           3,605             20,287            20,982
   Strategic Allocation: Aggressive*                         6,386             36,158            38,505
   American Century - Benham Prime Money Market*           869,163            869,163           869,163
   Scout Prime I - UMB*                                      4,726              4,726             4,726
   American Century - Benham GNMA*                          55,858            584,999           596,560
   Putnam New Opportunities                                150,704          6,191,544         7,331,752
   Janus                                                   263,623          6,508,599         6,564,207
   Barclay Equity Index                                     10,055            195,803           229,661
                                                                        --------------------------------
Total Mutual Funds                                                         20,679,126        22,112,898

Common Stock:
   E. W. Blanch Holdings, Inc.*                            179,404          2,784,583         6,178,315

Mutual Funds (self-directed):
   Baron Asset Fund                                          1,037             50,000            50,311
   Capital Income Builder Fund                               1,496             50,051            70,142
   Fundamental Investors American Fund                       5,368            108,095           147,079
   Greenspring Fund, Inc.                                    3,004             58,161            60,198
   Mutual Beacon Fund                                        8,228            103,558           116,183
   Mutual Discovery Fund                                       705             12,182            13,309
   N & B Guardian Neuberger & Berman                         2,012             41,520            52,114
   Oakmark Fund - Harris Assoc. Investment Tr                  500             10,712            20,217
   Oppenheimer Discovery Fund                                  956             33,028            46,008
   Putnam New Opportunities Fund                               342             15,468            16,626


                               EWB Retirement Plan

                                                          SHARE OR                            CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST             VALUE
--------------------------------------------------------------------------------------------------------
Mutual Funds (self-directed) (continued):
   Schwab Money Market Fund                                745,697        $   745,697       $   745,697
   Schwab Value Advantage Money Fund                       214,108            214,108           214,108
   Scout Prime I                                            10,605             10,605            10,605
   Sound Shore Fund, Inc.                                    2,862             77,402            81,769
   Third Avenue Value Fund                                     227              6,127             7,126
   Vanguard Index Trust 500 Port                               182             10,612            16,420
   Vanguard Index Trust Growth Port                            606             13,370            13,643
   Vanguard Primecap Fund                                    3,681            110,304           145,674
                                                                          ------------------------------
Total Mutual Funds (self-directed)                                          1,671,000         1,827,229

Bonds (self-directed):
   Allied Corp., due 8/01/01                                10,000              3,050             8,000

Common Stocks (self-directed):
   AT&T Corp                                                   200              7,685            12,263
   Advanced Magnetics, Inc.                                    250              2,368             2,188
   Alliance World Dlr Govt II                                4,500             53,895            60,750
   American Express Company                                  1,000             42,705            89,250
   American Home Products Corp.                                101              6,505             7,696
   Amgen Incorporated                                          700             34,881            37,888
   Applied Materials, Inc.                                     200              6,904             6,025
   Arcadia Financial Ltd.                                    1,000             17,719             7,437
   Arizona Home Holdings, Inc.                              25,000             25,000            25,000
   Ascend Communications, Inc.                                 300             12,361             7,350
   Bellsouth Corporation                                       250              4,559            14,078
   Berkshire Hthwy Cl A                                         20             46,015            92,000
   Best Buy, Inc.                                              100              3,437             3,688
   Blanch E. W. Holdings, Inc.*                             41,851            863,737         1,441,261
   Callaway Golf                                               500              8,247            14,281
   Chevron Corporation                                         201              9,741            15,502
   Cisco Systems, Inc.                                         300             12,970            16,725


                               EWB Retirement Plan

                                                          SHARE OR                           CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST            VALUE
------------------------------------------------------------------------------------------------------
Common Stocks (self-directed) (continued):
   Compaq Computer Corp.                                     200          $   8,928         $  11,300
   Consol Edison Co of NY                                    225              4,737             9,225
   Disney Walt Holding Co.                                   400             10,803            39,600
   Dupont E I De Nemour & Co.                                134              7,756             8,029
   Eastman Kodak Company                                     325             13,982            19,683
   Eastman Chemical Co.                                       56              1,871             3,335
   Equus II, Inc.                                          1,000             19,987            22,875
   First Data Corporation                                    200              6,850             5,850
   Gainsco, Inc.                                           2,551             20,591            21,684
   Gannett Co., Inc. Del                                   1,600             45,664            98,900
   General Motors Corp.                                      202              9,146            12,244
   GTE Corporation                                           100              4,550             5,213
   Green Tree Financial CP                                   200              7,962             5,237
   Guidant Corp.                                             100              6,257             6,226
   H S N Incorporated                                        200              6,150            10,300
   Hewlett-Packard Company                                 1,100             64,561            68,613
   Honeywell Incorporated                                    500             16,384            34,250
   I S B Financial Corp.                                     300              4,788             8,962
   Imation Corp.                                              40                969               640
   Intel Corp.                                             1,200             49,376            84,305
   International Business Machines                           200             19,149            20,925
   International Paper Co.                                   201              8,680             8,675
   Limited, Inc.                                             500              9,438            12,750
   Littelfuse, Inc.                                        1,400             23,327            34,825
   M B I A, Inc.                                             800             23,882            53,450
   Manpower, Inc.                                            100              2,723             3,535
   McDonald's Corp.                                          600             22,975            28,650
   Mercury Finance Co.                                       500                661               281
   Micro Therapeutics New                                  1,000              8,605             6,500
   Minnesota Mining & Mfg.                                   601             34,682            49,369
   Motorola Incorporated                                     700             36,048            40,031


                               EWB Retirement Plan

                                                          SHARE OR                           CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST            VALUE
------------------------------------------------------------------------------------------------------
Common Stocks (self-directed) (continued):
   Nike, Inc. Class B                                        100          $   5,395         $   3,906
   Northern States Power Co.                                 150              4,496             8,737
   Norwest Corp.                                             201              3,452             7,783
   Peoplesoft, Inc.                                          200              6,107             7,800
   Pepsico Incorporated                                      100              3,750             3,625
   Petco Animal Supplies                                     704             17,258            16,896
   Pharmacia & Upjohn Inc.                                   100              3,413             3,663
   Philip Morris Cos. Inc.                                   188              7,696             8,507
   Polygram NV N Y                                           400             11,082            19,075
   Raytheon Co. New Class A                                   12                  0               592
   Reliance Group Holdings Inc.                              500              2,980             7,063
   Remington Oil & Gas Class B                             1,000              8,845             5,188
   Renaissance Holdings Inc.                                 700             29,225            30,887
   Rubbermaid Inc.                                           101              3,064             2,516
   SBC Communications Inc.                                   250              4,231            18,313
   Scientific Game Holdings CP                               400             11,303             8,100
   Sears Roebuck & Co.                                       180              7,830             8,145
   Sun Microsystems Inc.                                     100              3,763             3,987
   Thai Fund Inc.                                            300              3,134             1,575
   United Healthcare Corp.                                   100              5,833             4,969
   United States Filter                                    2,100             21,784            62,869
   ValueVision Intl Class A                                1,000              3,840             3,812
   Wahlco Environmental Systems Inc.                       1,000                934               375
   Wal-Mart Stores Inc.                                      800              8,391            31,550
   Xerox Corp.                                               100              7,743             7,388
                                                                         -----------------------------
Total Common Stocks (self-directed)                                       1,845,760         2,866,165

Preferred Stocks (self-directed):
   Hartford Cap Pfd 8.35% 26                               1,000             25,150            26,250


                               EWB Retirement Plan

                                                          SHARE OR                            CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST             VALUE
--------------------------------------------------------------------------------------------------------
U.S. Government Obligations (self-directed):
   Ctf Accrl Tr Sr J 13.875%                               250,000        $    67,688       $   152,050
   U.S. Treasury Strip, due 8/15/01                         10,000              3,254             8,156
   U.S. Treasury Strip, due 8/15/06                         10,000              2,090             6,094
   U.S. Treasury Strip, due 8/15/04                         10,000              2,541             6,872
   U.S. Treasury Strip, due 8/15/05                         10,000              2,321             6,472
   U.S. Treasury Strip, due 8/15/02                         10,000              2,962             7,709
   U.S. Treasury Strip, due 8/15/07                         10,000              1,925             5,744
   U.S. Treasury Strip, due 2/15/03                         10,000              2,931             7,491
   U.S. Treasury Strip, due 5/15/98                         10,000              4,429             9,797
   U.S. Treasury Strip, due 5/15/99                         10,000              4,040             9,262
   U.S. Treasury Strip, due 5/15/06                         10,000              2,155             6,181
   U.S. Treasury Strip, due 5/15/07                         10,000              1,980             5,825
                                                                          ------------------------------
Total U.S. Government Obligations (self-directed)                              98,316           231,653

International Equity (self-directed):
   Capital World Growth & Income Fund                        2,792             54,449            68,431
   Chile Fund Inc.                                             200              4,462             3,563
   Europacific Growth American Funds                         4,605             91,669           119,824
   Harbor Intl Fund                                            678             21,939            24,313
   India Fund Inc.                                             500              4,265             3,688
   India Growth Fund Inc.                                      300              5,338             2,775
   Janus Worldwide Fund                                      1,906             64,746            72,024
   Korea Fund Incorporated                                     817              4,681             5,362
   Mutual European Fund                                      3,458             44,423            43,569
   Oakmark International Fund                                2,199             26,981            28,214
   Pakistan Investment Fund                                    800              4,390             3,900
   Small Cap World Fund American Funds                       3,512             77,015            91,249
                                                                          ------------------------------
Total International Equity (self-directed)                                    404,358           466,912


                               EWB Retirement Plan

                                                          SHARE OR                            CURRENT
          SECURITY ISSUER AND DESCRIPTION                FACE AMOUNT          COST             VALUE
--------------------------------------------------------------------------------------------------------
Participant Loans:
  Promissory Notes due the EWB Retirement Plan Interest
    rates ranging from 7% to 11%                          1,009,801       $         0       $ 1,009,801
                                                                         -------------------------------
Total                                                                     $27,511,343       $34,727,223
                                                                         ===============================

*Party-in-interest.

                               EWB Retirement Plan

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                 CURRENT VALUE
                                                                                                  OF ASSET ON
                                                          PURCHASE      SELLING       COST OF     TRANSACTION   GAIN (LOSS)
           SECURITY ISSUER AND DESCRIPTION                 PRICE         PRICE         ASSET          DATE        ON SALE
---------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

American Century Balanced                                $3,525,155                  $3,525,155   $3,525,155

Twentieth Century International Growth                    1,722,356                   1,722,356    1,722,356

Fidelity Asset Manager Fund                                           $3,515,282      3,278,256    3,515,282     $237,026

Vanguard International Fund                                            1,716,352      1,859,882    1,716,352     (143,530)

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

American Century Balanced Fund                            4,353,703                   4,353,703    4,353,703
American Century Balanced Fund                                           782,027        748,538      782,027       33,489

E. W. Blanch Holdings, Inc.                               7,764,620                   7,764,620    7,764,620
E. W. Blanch Holdings, Inc.                                            3,629,217      3,016,841    3,629,217      612,376

American Century International Growth Fund                2,427,458                   2,427,458    2,427,458
American Century International Growth Fund                               357,658        328,124      357,658       29,534

American Century - Benham Prime Money
   Market Fund                                            2,445,236                   2,445,236    2,445,236
American Century - Benham Prime Money
   Market Fund                                                         1,576,077      1,576,077    1,576,077            -

PJIT Institutional Money Market Fund                        772,725                     772,725      772,725
PJIT Institutional Money Market Fund                                   3,390,287      3,390,287    3,390,287            -

Putnam New Opportunities Fund                             7,644,349                   7,644,349    7,644,349
Putnam New Opportunities Fund                                            979,021        922,918      979,021       56,103

Janus Fund                                                7,133,549                   7,133,549    7,133,549
Janus Fund                                                               683,929        627,778      683,929       56,151

Fidelity Asset Manager                                                 3,515,282      3,278,256    3,515,282      237,026

Vanguard Equity Fund-International                                     1,716,351      1,859,882    1,716,351     (143,531)


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1997.